APF ENERGY

June 19, 2004

Please reply to:
STEVE CLOUTIER
President & C.O.O.
Direct dial: (403) 213-6800
E-Mail: cloutiers@apfenergy.com

04035043

By Courier

Securities and Exchange Commission
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C. 20549

SUPPL

RECEIVED JUN 23 2004 WASH, D.C. 175 PROCESSING SECTION

Re: **APF Energy Trust (the "Company")**
File No. 82-5166
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Please find enclosed documentation relating to Rule 12g3-2(b). Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose the following documents.

Document	**Dated** **Document** **Dated**
No documents have been filed since our last filing.	

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped* envelope.

Very truly yours,

S Cloutier

Steve Cloutier
President

PROCESSED
JUN 30 2004
THOMSON
FINANCIAL

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